February 14,
2025

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           Response dated January 15, 2025
           File No. 000-56648
Dear Gregory McCabe:

       We have reviewed your January 15, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 20, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Financial Statements, page F-1

1. We note your response to prior comment 3 expressing the view that the separation should be accounted for at fair value because some of the Series A preferred shares had exchanged hands during the period of custodianship and you believe that
       "reliance on the criteria of the fair value guidance is reasonable" although you have not reconciled the view to having a valuation of $79,695,928 as of December 14, 2022 and a valuation of zero two weeks later on December 31, 2022.

       The criteria in FASB ASC 845-10-30-10 would require the fair value of the nonmonetary asset to be "objectively measurable" and "clearly realizable" in an outright sale at or near the time of the distribution. This criteria is also evident in and
 February 14, 2025
Page 2

      consistent with the guidance in FASB ASC 845-10-30-3 and 8, covering the basic principle, modification to the basic principle, and its application. However, the value derived in the valuation report upon which you wish to rely placed substantial value on proved oil and gas reserves that did not exist on the underlying properties, and would therefore not provide adequate support relative to this criteria.

      As the Series A preferred stock was issued pro rata to the common shareholders of
      Torchlight Energy Resources, Inc. just prior to the reverse merger, in order for them to secure rights to the oil and gas interests that would later convey either in the form of asset-sale dividends or spin-off dividends, if the interests could not be sold within six months, and because these rights were not shared by the common shareholders of
      Meta Materials, Inc., the separation is not accurately depicted as an acquisition.

      The value ascribed to the oil and gas properties as of March 31, 2021, just prior to the reverse merger, was $31,441,701; and the corresponding value reported in your financial statements as of September 30, 2022 (as provided in your Form S-1 covering the separation) was $47,293,607, which appropriately did not reflect any push-down valuation by the former parent. This balance represents the recorded amount as of the interim date that should be used to comply with GAAP.

      Please revise your financial statements to eliminate the segregation of predecessor and successor activity and the step-up in basis. We reissue prior comment 3.

2. We note that you provide some details in response to prior comment 4, regarding the
      $21.6 million balance of the 2021 Note and Loan Agreement that Mr. McCabe acquired from Meta Materials, Inc. just after the separation, in exchange for $1.2
      million (upon resolving non-performance on a commitment to acquire $6 million in equity). We also understand that Mr. McCabe had provided a 25% interest in the
      Orogrande Prospect as security for the loan during the period of custodianship.

      Please expand your disclosures to provide these contextual details, including the circumstances under which the loan was originally made and under which the security interest was originally provided, reconciled with the motivations described in your earlier response, and providing quantification of the consideration ultimately paid.

3. We note your response to prior comment 5 regarding the contemporaneous purchase and sale of assets during March 2024, explaining that you do not believe the sale of the two entities provides a basis for valuing the four entities, stating that "the cash selling price is not the best indication of value because the makeup of the assets purchased, and the subsequent assets sold were not the same."

      You indicate there were differences in comparing the assets acquired and the assets sold in terms of formation depths, overriding interests, drilling locations, seismic data coverage, and options to participate in future drilling commitments. February 14, 2025
Page 3

      However, the guidance in FASB ASC 805-50-30-2 includes a fair value objective in stating that measurement shall be based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident and therefore more reliably measurable. The guidance in FASB ASC 845-10-30-1 expresses a similiar objective in stating that measurement shall be based on the fair
      value of the asset received if it is more clearly evident...."

      We understand that you valued the four entities acquired at $450,00 based on the
      2,500,000 shares that were issued even though received $964,448 in cash in exchange for the two entities sold, which would generally be considered a clear indication of value. Based on the fair value objective and considering the cash sale, we continue to believe that you will need to restate your accounting for this transaction to comply with generally accepted accounting principles. We reissue prior comment
5.

4. We note your response to prior comment 6 explaining that while your prior management team "believed in the viability of the Orogrande project subsequent to
      December 31, 2022 as evidenced by the continued exploration," you new management team "could not disregard the evidence in support of a full impairment based on its evaluation of the facts and circumstances," although in your November 13, 2024 response to comment 12, you stated that your new management team "...still strongly believes in the scientific merits of the Orogrande Basin" while also acknowledging that "...exploration requires extensive science wells to gather the appropriate data, as well as multiple drilling and completion attempts to determine best practices."

      We understand that your current Chairman was appointed on June 21, 2023 and to the position of CEO on January 18, 2024, along with the appointment of your current
      CFO. As such, it appears that members of your current management presided over the filing of the Form S-1 on July 26, 2023 and the filing of the Form S-1/A on February
      6, 2024, both of which included financial statements reporting significant balances for the oil and gas properties, and disclosures of exploration progress.

      For example, stating wells drilled through 2022 "confirmed that there are at least five potential distinct reservoirs under our acreage...[and] we plan to use the results from these wells to determine our drilling plans for future wells, including well locations, target depths and designated acreage, in the Orogrande Project," and in the more recent filing, "...progress during 2022 to develop proved producing reserves in the
      Orogrande Project...[and] costs of $5.8 million in relation to certain drilling activity carried out to remain in compliance with all aspects of our lease obligations and to satisfy the continuous drilling clause under the agreement with
University Lands...."

      You described the activities of "surveying, permitting, road and pad site work and initial drilling," report that you satisfied your obligations for the 2023 fiscal year, and that you had the "...right to extend the DDU Agreement through December 31, 2029 if compliance with the DDU Agreement is met and the extension fee associated with the additional time is paid. The Company expects to exercise its option to extend the term under the DDU Agreement prior to its expiration."
 February 14, 2025
Page 4


       The new perspectives that have been formulated over recoverability of the costs capitalized for the oil and gas properties would be subject to the requirements in FASB ASC 250-10-45-17, regarding a change in accounting estimate, which
       state "A change in accounting estimate shall be accounted for in the period of change...[and] shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods...."

       You may also consider the guidance in FASB ASC 855-10-25-4 which pertains to subsequent events, and states that "an entity shall not recognize events or transactions occurring after the financial statements were issued or were available to be issued in financial statements that are later reissued in comparative form along with financial statements of subsequent periods unless the adjustment [is required by GAAP]."

       Based on the information that you have provided, we continue to believe that your decision to eliminate the full balance of the property account in restating the 2022 financial presentation was not properly characterized as an error correction relative to the full cost method, and that you will need to restate your financial statements covering 2022 and subsequent periods to restore the accounting that was applied under the full cost method. We reissue prior comment 6.


       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation